Kenneth R. Koch | 212 692 6768 | krkoch@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

August 6, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie, Legal Branch Chief

Re:	Navios Maritime Holdings Inc.

Amendment No. 2 to

Registration Statement on Form F-3

Filed July 12, 2013

File No. 333-189231

Dear Mr. Dobbie:

On behalf of Navios Maritime Holdings Inc. (the “Company”), we are writing in response to the letter of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), dated July 19, 2013 (the “Comment Letter”), relating to Amendment No. 2 to the Company’s Registration Statement on Form F-3 (the “Registration Statement”). Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided our responses to such comments immediately thereafter.

Risk Factors, page 3

Our international activities increase the compliance risks associated with economic and trade sanctions, page 12

1.	In your response to comment 3 in our letter dated June 25, 2013, you describe a May 2012 Iranian port call by Navios Maritime Acquisition’s vessel Shinyo Kieran, to load and transport crude oil owned by National Iranian Oil Company. Securities Exchange Act Section 13(r)(1)(D)(iii) requires disclosure in a reporting company’s annual report if, during the period covered by the report, the company or any of its affiliates knowingly conducted any transaction or dealing with any person or entity identified under Section 560.304 of title 31, Code of Federal Regulations (relating to the definition of the Government of Iran) without the specific authorization of a Federal department or agency.

You identify Navios Maritime Acquisition as your affiliate in both your 20-F and your F3. National Iranian Oil Company is an entity identified as the Government of Iran under the cited provision. Your 20-F does not include Section 13(r) disclosure about Shinyo Kieran’s May 2012 Iranian port call.

Please provide us your analysis of why the port call was not required to be disclosed under Section 13(r). Please also address in your analysis any similar port calls by vessels owned or chartered by you or your affiliates during fiscal 2012.

Response:

We did not make a Section 13 (r) disclosure about the Shinyo Kieran’s May 2012 Iranian port call because neither Navios Maritime Holdings Inc. nor any of its affiliates, including Navios Maritime Acquisition (collectively, “Navios”) believe that they conducted any transaction or dealing required to be reported under Section 13 (r), i.e., a transaction or dealing knowingly conducted with any person or entity identified under Section 560.304 of title 31, Code of Federal Regulations (relating to the definition of the Government of Iran) without the specific authorization of a Federal department or agency. As you know, the regulations at 31 C.F.R. Part 560, the Iranian Transactions and Sanctions Regulations (the “ITSR”) govern the U.S. economic sanctions against Iran that U.S. persons must comply with and the ITSR’s prohibitions apply to transactions with a U.S. nexus.

Although the Shinyo Kieran loaded and transported crude oil which originated from the National Iranian Oil Company (“NIOC”), this did not entail any transaction or dealing with NIOC by Navios based on our understanding of Section 13(r). As noted, the vessel was under charter to Dalian Ocean Shipping Co. Ltd. (“DOSCO”). DOSCO thus had complete operational control of the vessel and over the loading and acceptance of the crude oil from NIOC onto the vessel, and DOSCO independently engaged in transactions with NIOC in connection with the loading of the cargo. DOSCO, using the Shinyo Kieran, subsequently transported the Iranian origin crude oil to China. Additionally, the Shinyo Kieran was under the management of Univan Ship Management, Ltd., an unrelated party, during this time.

We note that the ITSR makes a distinction between trade with the territory of Iran, Iranian origin goods, and trade or transactions with the Government of Iran and designated Iranian entities. The latter are required to be disclosed under Section 13 (r). While the Shinyo Kieran called in the territory of Iran and transported Iranian (NIOC) origin crude oil, this did not entail transactions and dealings by Navios or the Shinyo Kieran with NIOC or any other Iranian entity. The acceptance of the cargo and the transportation by the vessel was in fulfillment of legal obligations to and for the benefit of DOSCO. As stated in our letter of July 8, 2013, neither the Company, nor, to the knowledge of the Company, the charterer, had any contact or dealings with the government of Iran or affiliates of the government of Iran in connection with this port call other than receiving cargo owned by NIOC, National Iranian Oil Company, the shippers of the cargo.

Notwithstanding the foregoing, if the Office of Global Security Risk believes that the vessel’s receipt of cargo in connection with the Shinyo Kieran’s call in and its transportation of crude oil from Iran constitute a dealing or transaction with (or involving) NIOC that should be disclosed under Section 13(r), Navios will happily include such disclosure in its next Annual Report on Form 20-F filing, or alternatively, can include such disclosure in its upcoming Report on Form 6-K with respect to Navios’ operational results for the quarter ended June 30, 2013.

Similar to the above, the following vessels owned by Navios Maritime Acquisition during fiscal 2012 made port calls in Iran while on charter:

M/T Shinyo Kannika

22 May 2012 - 24 May 2012 loading at Kharg Island

Charterer: DOSCO (Dalian Ocean Shipping Co. Ltd.)

M/T Shinyo Ocean

28 February 2012 - 29 February 2012 loading at Sirri Island

Charterers: Messrs. FORMOSA PETROCHEMICAL CORPORATION (Taiwanese interests)

M/T Shinyo Saowalak

19 May 2012 - 20 May 2012 loading at Soroosh

20 May 2012 - 22 May 2012 loading at Kharg Island

Charterer: DOSCO (Dalian Ocean Shipping Co.)

As requested by Ada D. Sarmento, Division of Corporate Finance, in a conversation held on July 22, 2013, Reeder & Simpson P.C. has amended its opinion to reorder clauses (viii) and (ix) in numbered paragraph 2 on page 1 of the opinion. Please see the revised opinion of Reeder & Simpson P.C. filed as Exhibit 5.1 to Amendment No. 3 to the Registration Statement.

Please call the undersigned at (212) 692-6768 with any comments or questions regarding the Registration Statement or this response.

Very truly yours,

/s/ Kenneth R. Koch
Kenneth R. Koch

cc:	Securities and Exchange Commission (Ada D. Sarmento, Division of Corporate Finance)

Navios Maritime Holdings Inc. (Mr. George Achniotis)